For Immediate Release

Nordion Announces Postponement of Fourth Quarter 2012 Results and Earnings Conference Call

OTTAWA, CANADA – December 12, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today announced it is postponing the release of its fourth quarter and fiscal 2012 financial results and conference call scheduled for December 18 and 19, 2012, respectively.

Nordion has initiated discussions to amend the terms of the Company’s credit facility. The discussions are in relation to the potential impact of expected accruals associated with ongoing litigation matters and the treatment of certain non-cash items. In combination, these items may impact certain terms and conditions of Nordion’s credit facility.

Nordion had entered into its $75 million three-year credit facility in June 2011. The credit facility has been used primarily to fund letters of credit associated with the Company’s pension plan and regulatory decommissioning obligations.

As a result of these matters, the Company has postponed release of Nordion’s fourth quarter and fiscal 2012 earnings results pending negotiation of amendments to the credit facility. The Company expects to release fourth quarter and fiscal 2012 financial results during January 2013. Details regarding the date and time of Nordion’s fourth quarter earnings release and conference call will be announced separately.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

CONTACTS:
MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion